Exhibit 99.1

MiX Telematics Announces Financial Results for First Quarter of Fiscal Year 2015

References in this announcement to “R” are to South African Rand and references to “U.S. Dollars” and “$” are to United States Dollars. Unless otherwise stated MiX Telematics has translated U.S. Dollar amounts from South African Rand at the exchange rate of R10.6135 per $1.00, which was the R/$ exchange rate reported by the South African Reserve Bank as of June 30, 2014.

First Quarter Highlights:

  Total subscription revenue of R236.6 million ($22.3 million), grew 22% year over year
  Subscribers increased by 23% year over year, bringing the total to over 462,700 subscribers at June 30, 2014
  Adjusted EBITDA of R52.0 million ($4.9 million), representing a 16% Adjusted EBITDA margin

MIDRAND, South Africa--(BUSINESS WIRE)--August 7, 2014--MiX Telematics Limited (NYSE: MIXT, JSE: MIX), a leading global provider of fleet and mobile asset management solutions delivered as Software-as-a-Service (SaaS), today announced financial results for its first quarter of fiscal year 2015, which ended June 30, 2014.

"MiX has started the year with solid sales momentum in many regions. However, first quarter net additions to our vehicles under subscription fell short of our expectations as we faced difficult macroeconomic conditions in South Africa and political unrest in the Middle East," said Stefan Joselowitz, CEO of Mix Telematics. "We are pleased with our investments in sales and marketing and the strengthening of our management team which combined with our solid pipeline should aid us in achieving our plan for the 2015 fiscal year. We are mindful that South Africa is more than 50% of our revenue and are monitoring the macroeconomic environment carefully.”

Joselowitz continued, "Our subscription business grew 22% year over year and yielded over 16% adjusted EBITDA margin in the quarter. Our bi-annual dealer summit enjoyed record attendance and the latest version of our cloud-based fleet management platform has been released. Having built what we believe to be the industry’s largest global distribution capability and broadest line of solutions, we are confident we have what it takes to capitalize on the growing demand for fleet management solutions globally."

Financial Performance for the three months ended June 30, 2014

Revenue: Total revenue was R319.2 million ($30.1 million), an increase of 7.0% compared to R298.4 million ($28.1 million) for the first quarter of fiscal year 2014. Subscription revenue was R236.6 million ($22.3 million), an increase of 21.8% compared with R194.2 million ($18.3 million) for the first quarter of fiscal year 2014. Growth in subscription revenue was driven primarily by an increase of over 85,000 subscribers, which resulted in an increase in subscribers of 22.8% from June 2013 to June 2014. Hardware and other revenue was R82.6 million ($7.8 million), a decrease of 20.8% compared to R104.2 million ($9.8 million) for the first quarter of fiscal year 2014.

Gross Margin: Gross profit was R211.6 million ($19.9 million), as compared to R198.2 million ($18.7 million) for the first quarter of fiscal year 2014. Gross profit margin was 66.3%, compared to 66.4% for the first quarter of fiscal year 2014.

Operating Margin: Operating profit was R22.5 million ($2.1 million), compared to R37.3 million ($3.5 million) for the first quarter of fiscal year 2014. Operating margin was 7.1%, compared to 12.5% for the first quarter of fiscal year 2014. The Company is executing its strategy of investing in sales and marketing and as a result sales and marketing costs for the first quarter of fiscal 2015 increased by R11.2 million ($1.1 million) versus the first quarter of fiscal 2014. Administration and other charges increased by R17.6 million ($1.7 million) primarily as a result of investments in headcount necessary to support the Company's growth initiatives and additional costs pertaining to regulatory and reporting compliance requirements for U.S. public companies.

Adjusted EBITDA: Adjusted EBITDA, a non-IFRS measure, was R52.0 million ($4.9 million) compared to R65.2 million ($6.1 million) for the first quarter of fiscal year 2014. Adjusted EBITDA margin, a non-IFRS measure, for the first quarter of fiscal year 2015 was 16.3%, compared to 21.9% for the first quarter of fiscal year 2014.

Profit for the period and earnings per share: Profit for the period was R16.1 million ($1.5 million), compared to R26.3 million ($2.5 million) in the first quarter of fiscal year 2014. Earnings per diluted ordinary share were 2 South African cents, compared to 4 South African cents in the first quarter of fiscal year 2014. For the first quarter of 2015, the calculation was based on diluted weighted average ordinary shares in issue of 804.4 million compared to 679.2 million diluted weighted average ordinary shares in issue during the first quarter of fiscal 2014.

The Company's effective tax rate for the quarter was 32.6% in comparison to 28.2% in the first quarter of fiscal 2014.

On a U.S. Dollar basis, and using the June 30, 2014 exchange rate of R10.6135 per U.S. Dollar, and at a ratio of 25 ordinary shares to one American Depositary Share ("ADS"), profit for the period was $1.5 million, or 5 U.S. cents per diluted ADS.

Adjusted earnings for the period and adjusted earnings per share: Adjusted earnings for the period, a non-IFRS measure, was R16.4 million ($1.5 million), compared to R27.1 million ($2.6 million) in the first quarter of the 2014 fiscal year and excludes a net foreign exchange loss of R0.2 million ($0.02 million). Adjusted earnings per diluted ordinary share, also a non-IFRS measure, were 2 South African cents, compared to 4 South African cents in the first quarter of fiscal year 2014.

On a U.S. Dollar basis, and using the June 30, 2014 exchange rate of R10.6135 per U.S. Dollar, and at a ratio of 25 ordinary shares to one ADS, adjusted profit for the period was $1.5 million, or 5 U.S. cents per diluted ADS.

Statement of Financial Position and Cash Flow: At June 30, 2014, the Company had R829.8 million ($78.2 million) of cash and cash equivalents, compared to R830.4 million ($78.2 million) in the fourth quarter of fiscal year 2014. The Company generated R6.1 million ($0.6 million) in net cash from operating activities for the three months ended June 30, 2014 and invested R28.2 million ($2.7 million) in capital expenditures during the quarter, leading to negative free cash flow of R22.1 million ($2.1 million) for the first quarter of fiscal year 2015, compared with a negative free cash flow of R4.4 million ($0.4 million) for the first quarter of fiscal year 2014. Free cash flow is determined as net cash generated from operating activities less capital expenditure per investing activities.

An explanation of non-IFRS measures used in this release is set out in the Non-IFRS financial measures section of this press release. A reconciliation of these non-IFRS measures to the most directly comparable IFRS measures is provided in the financial tables that accompany this release.

Business Outlook

MiX Telematics has translated U.S. Dollar amounts in this Business Outlook paragraph from South African Rand at the exchange rate of R10.6295 per $1.00, which was the R/$ exchange rate reported by the South African Reserve Bank as of August 5, 2014.

Based on information as of today, August 7, 2014, the Company is issuing the following financial guidance for the full 2015 fiscal year:

  Revenue - R1,385 million to R1,410 million ($130.3 million to $132.6 million), which would represent revenue growth of 8.9% to 10.9% compared to fiscal year 2014.
  Subscription revenue - R1,020 million to R1,030 million ($96.0 million to $96.9 million), which would represent subscription revenue growth of 19.5% to 20.6% compared to fiscal year 2014.
  Adjusted EBITDA - R295 million to R305 million ($27.8 million to $28.7 million), which would represent Adjusted EBITDA growth of 4.5% to 8.1% compared to fiscal year 2014.
  Adjusted earnings per diluted ordinary share of 17 to 18 South African cents based on 810 million diluted ordinary shares in issue, and based on an effective tax rate of 27% to 31%. At a ratio of 25 ordinary shares to one ADS, this equates to adjusted earnings per diluted ADS of 40 to 42 U.S. cents.

For the second quarter of fiscal year 2015 the Company expects subscription revenue to be in the range of R240 million to R243 million ($22.6 million to $22.9 million) which would represent subscription revenue growth of 15.9% to 17.4% compared to the second quarter of fiscal year 2014.

The key assumptions used in deriving the forecast are as follows:

  Growth in subscription revenue and vehicles under subscription are based on expected growth rates related to market conditions and takes into account growth rates achieved previously.
  Achieving hardware sales according to expectations.
  Costs have been increased to take into account the Company's strategy of investing in sales and marketing and development and also include costs necessary to operate as a U.S. listed company.

The forecast is the responsibility of the board of directors and has not been reviewed or reported on by the Company’s external auditors. The Company’s policy is to give guidance on a quarterly basis, if necessary, and does not update guidance between quarters.

The information disclosed in this “Business Outlook” paragraph complies with the disclosure requirements in terms of paragraph 8.38 of the JSE Listings Requirements which deals with profit forecasts.

Quarterly Reporting Policy in respect of JSE Listings Requirements

Following the listing of the Company’s ADSs on the New York Stock Exchange, the Company has adopted a quarterly reporting policy. As a result of such quarterly reporting the Company is, in terms of paragraph 3.4(b)(ix) of the JSE Listings Requirements, not required to publish trading statements in terms of paragraph 3.4(b)(i) to (viii) of the JSE Listings Requirements.

Conference Call Information

MiX Telematics management will also host a conference call and audio webcast at 8:00 a.m. (Eastern Time) and 2:00 p.m. (South African Time) on August 7, 2014 to discuss the Company's financial results and current business outlook:

  The live webcast of the call will be available at the “Investor Information” page of the Company’s website, http://investor.mixtelematics.com.
  To access the call, dial 1-877-852-6573 (within the United States) or 0 800 982 293 (within South Africa) or 1-719-325-4817 (outside of the United States).
  A replay of this conference call will be available for a limited time at 1-877-870-5176 (within the United States) or 1-858-384-5517 (within South Africa or outside of the United States). The replay conference ID is 5379661.
  A replay of the webcast will also be available for a limited time at http://investor.mixtelematics.com.

About MiX Telematics Limited

MiX Telematics is a leading global provider of fleet and mobile asset management solutions delivered as SaaS to customers in more than 120 countries. The Company’s products and services provide enterprise fleets, small fleets and consumers with solutions for safety, efficiency, risk and security. MiX Telematics was founded in 1996 and has offices in South Africa, the United Kingdom, the United States, Uganda, Brazil, Australia and the United Arab Emirates as well as a network of more than 130 fleet partners worldwide. MiX Telematics shares are publicly traded on the Johannesburg Stock Exchange (JSE: MIX) and MiX Telematics American Depositary Shares are listed on the New York Stock Exchange (NYSE: MIXT). For more information visit www.mixtelematics.com.

Forward-Looking Statements

This press release includes certain “forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, including without limitation, statements concerning our financial guidance for the second quarter and full year of fiscal year 2015, our position to execute on our growth strategy, and our ability to expand our leadership position. These forward-looking statements reflect our current views about our plans, intentions, expectations, strategies and prospects, which are based on the information currently available to us and on assumptions we have made. Actual results may differ materially from those described in the forward-looking statements and will be affected by a variety of risks and factors that are beyond our control including, without limitation, those described under the caption “Risk Factors” in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission (the "SEC"), as updated by other reports that the Company files with or furnishes to the SEC. The Company assumes no obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.

Non-IFRS financial measures

Adjusted EBITDA

To provide investors with additional information regarding its financial results, the Company has disclosed within this press release, Adjusted EBITDA. Adjusted EBITDA is a non-IFRS financial measure, it does not represent cash flows from operations for the periods indicated and should not be considered an alternative to net income as an indicator of our results of operations or as an alternative to cash flows from operations as an indicator of liquidity. Adjusted EBITDA is defined as the profit for the period before income taxes, net interest income/(expense), depreciation of property, plant and equipment including capitalized customer in-vehicle devices, amortization of intangible assets including capitalized in-house development costs, share-based compensation costs, transaction costs arising from the acquisition of a business, restructuring costs, profits/(losses) on the disposal or impairments of assets or subsidiaries, certain litigation costs, certain non-recurring initial public offering or "IPO" costs, unrealized foreign exchange gains/(losses) and foreign exchange gains/(losses) related to the cash proceeds raised through the IPO. Adjusted EBITDA does not have a standardized meaning and, accordingly, the Company's definition of Adjusted EBITDA may not be comparable to Adjusted EBITDA as used by other companies.

The Company has included Adjusted EBITDA and Adjusted EBITDA margin in this press release because they are key measures that the Company's management and Board of Directors use to understand and evaluate its core operating performance and trends; to prepare and approve its annual budget; and to develop short- and long-term operational plans. In particular, the exclusion of certain expenses in calculating Adjusted EBITDA and Adjusted EBITDA margin can provide a useful measure for period-to-period comparisons of the Company's core business. Accordingly, the Company believes that Adjusted EBITDA and Adjusted EBITDA margin provides useful information to investors and others in understanding and evaluating its operating results.

The Company's use of Adjusted EBITDA has limitations as an analytical tool, and you should not consider this performance measure in isolation from or as a substitute for analysis of the Company's results as reported under IFRS. Some of these limitations are:

  although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and Adjusted EBITDA does not reflect cash capital expenditure requirements for such replacements or for new capital expenditure requirements;
  Adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs;
  Adjusted EBITDA does not consider the potentially dilutive impact of equity-based compensation;
  Adjusted EBITDA does not reflect tax payments that may represent a reduction in cash available to the Company;
  Adjusted EBITDA does not reflect the interest expense or the cash requirements necessary to service interest payments on the Company's debt or any losses on the extinguishment of our debt;
  Adjusted EBITDA does not include interest earned on cash and cash equivalents and other financial assets;
  Adjusted EBITDA does not include certain foreign currency transaction gains and losses;
  Adjusted EBITDA does not include certain non-recurring IPO costs; and
  other companies, including companies in our industry, may calculate Adjusted EBITDA differently, which reduces its usefulness as a comparative measure.

Because of these limitations, you should consider Adjusted EBITDA and Adjusted EBITDA margin alongside other financial performance measures, including operating profit, profit for the period and our other results.

Adjusted Profit and Adjusted Earnings Per Share

Adjusted profit and adjusted earnings per share is defined as profit attributable to owners of the parent excluding net foreign exchange gains/(losses) net of tax for the relevant period.

MIX TELEMATICS LIMITED
CONDENSED CONSOLIDATED INCOME STATEMENTS
	South African Rand		United States Dollar
Figures are in thousands unless otherwise stated	Three months ended June 30,	Three months ended June 30,	Three months ended June 30,	Three months ended June 30,
	2014	2013	2014	2013
	Unaudited	Unaudited	Unaudited	Unaudited
Revenue	319,210	298,447	30,076	28,120
Cost of sales	(107,628)	(100,280)	(10,141)	(9,448)
Gross profit	211,582	198,167	19,935	18,672
Other income/(expenses) - net	569	69	54	7
Operating expenses	(189,623)	(160,915)	(17,866)	(15,162)
-Sales and marketing	(45,306)	(34,152)	(4,269)	(3,218)
-Administration and other charges	(144,317)	(126,763)	(13,597)	(11,944)
Operating profit	22,528	37,321	2,123	3,517
Finance income/(costs) - net	1,316	(648)	124	(61)
-Finance income	2,068	1,147	195	108
-Finance costs	(752)	(1,795)	(71)	(169)
Profit before taxation	23,844	36,673	2,247	3,456
Taxation	(7,785)	(10,338)	(733)	(974)
Profit for the period	16,059	26,335	1,514	2,482

Attributable to:
Owners of the parent	16,082	26,335	1,516	2,482
Non-controlling interests	(23)	*	(2)	*
	16,059	26,335	1,514	2,482

* Amounts less than $1,000/R1,000

MIX TELEMATICS LIMITED
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
	South African Rand		United States Dollar
Figures are in thousands unless otherwise stated	June 30,	March 31,	June 30,	March 31,
	2014	2014	2014	2014
	Unaudited	Audited	Unaudited	Audited
ASSETS
Non-current assets
Property, plant and equipment	130,506	129,079	12,296	12,162
Intangible assets	697,118	692,190	65,682	65,218
Available-for-sale financial asset	—	—	—	—
Finance lease receivable	4,913	6,677	463	629
Deferred tax assets	24,300	19,825	2,290	1,868
Total non-current assets	856,837	847,771	80,731	79,877

Current assets
Inventory	49,552	39,774	4,669	3,747
Trade and other receivables	252,163	234,839	23,759	22,126
Finance lease receivable	6,730	6,652	634	627
Taxation	99	7,336	9	691
Restricted cash	10,428	10,279	983	968
Cash and cash equivalents	829,800	830,449	78,183	78,245
Total current assets	1,148,772	1,129,329	108,237	106,404

Total assets	2,005,609	1,977,100	188,968	186,281

EQUITY
Stated capital	1,431,992	1,429,250	134,922	134,663
Other reserves	(52,154)	(58,335)	(4,914)	(5,496)
Retained earnings	316,801	300,725	29,849	28,334
Equity attributable to owners of the parent	1,696,639	1,671,640	159,857	157,501
Non-controlling interest	(490)	(10)	(46)	(1)
Total equity	1,696,149	1,671,630	159,811	157,500

LIABILITIES
Non-current liabilities
Borrowings	2,133	2,462	201	232
Deferred tax liabilities	25,043	20,601	2,360	1,941
Provisions	2,513	2,282	237	215
Share based payment liability	1,950	—	184	—
Total non-current liabilities	31,639	25,345	2,982	2,388

Current liabilities
Trade and other payables	205,057	228,961	19,319	21,572
Borrowings	1,308	1,279	123	121
Taxation	6,279	2,912	592	274
Provisions	20,012	19,163	1,886	1,806
Bank overdraft	45,165	27,810	4,255	2,620
Total current liabilities	277,821	280,125	26,175	26,393

Total liabilities	309,460	305,470	29,157	28,781

Total equity and liabilities	2,005,609	1,977,100	188,968	186,281

* Amounts less than $1,000/R1,000

MIX TELEMATICS LIMITED
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
	South African Rand		United States Dollar
Figures are in thousands unless otherwise stated	Three months ended June 30,	Three months ended June 30,	Three months ended June 30,	Three months ended June 30,
	2014	2013	2014	2013
	Unaudited	Unaudited	Unaudited	Unaudited
Operating activities
Cash generated from operations	2,124	34,340	200	3,236
Net financing income	1,409	270	133	25
Taxation refunded/(paid)	2,596	(7,947)	245	(749)
Net cash generated from operating activities	6,129	26,663	578	2,512

Cash flows from investing activities
Capital expenditure	(28,197)	(31,062)	(2,657)	(2,927)
Deferred consideration paid	(300)	—	(28)	—
Proceeds on sale of property, plant and equipment and intangible assets	63	10	6	1
Increase in restricted cash	(152)	(2,063)	(14)	(194)
Net cash used in investing activities	(28,586)	(33,115)	(2,693)	(3,120)

Cash flows from financing activities
Proceeds from issuance of ordinary shares	2,742	227	258	21
Share issue expenses incurred in anticipation of foreign listing	—	(4,305)	—	(406)
Repayment of borrowings	—	1,106	—	104
Net cash generated from/(used in) financing activities	2,742	(2,972)	258	(281)
Net decrease in cash and cash equivalents	(19,715)	(9,424)	(1,857)	(889)
Net cash and cash equivalents at the beginning of the period	802,639	91,697	75,625	8,640
Exchange gains/(losses) on cash and cash equivalents	1,711	(217)	160	(20)
Net cash and cash equivalents at the end of the period	784,635	82,056	73,928	7,731

* Amounts less than $1,000/R1,000

MIX TELEMATICS LIMITED
OTHER FINANCIAL AND OPERATING DATA
	South African Rand		United States Dollar
Figures are in thousands except for subscribers	Three months ended June 30,	Three months ended June 30,	Three months ended June 30,	Three months ended June 30,
	2014	2013	2014	2013
	Unaudited	Unaudited	Unaudited	Unaudited
Subscription revenue	236,613	194,208	22,294	18,298
Adjusted EBITDA	52,005	65,234	4,902	6,146
Cash and cash equivalents	829,800	150,250	78,183	14,156
Net cash	781,194	77,464	73,604	7,299
Capital expenditure	28,197	31,062	2,657	2,927
Subscribers	462,746	376,937	462,746	376,937

Notes to condensed consolidated income statements, statements of financial position, statements of cash flows and other financial and operating data

1. Accounting policies

The condensed consolidated statement of financial position, income statement and statements of cash flows included in this announcement have been prepared in accordance with IFRS accounting policies. The accounting policies are consistent in all material respects with those applied in the preparation of the consolidated financial statements for the year ended March 31, 2014. No new or revised accounting standards have been adopted by the Group in fiscal 2015.

The results have not been audited or reviewed by the Group's external auditors.

2. Presentation currency and convenience translation

The Group’s presentation currency is South African Rand. In addition to presenting these condensed consolidated financial results for the quarter ended June 30, 2014 in South African Rand, supplementary information in US Dollars has been prepared for the convenience of users of this report. Unless otherwise stated, the Group has translated US Dollar amounts from South African Rand at the exchange rate of R10.6135 per $1.00, which was the R/$ exchange rate reported by the South African Reserve Bank as of June 30, 2014. The U.S. Dollar figures may not compute as they are rounded independently.

3. Reclassification

Net foreign exchange gains/(losses)

During the 2014 fiscal year, the Group changed its classification of foreign exchange gains and losses in the income statement. Foreign exchange gains and losses, which were previously classified as part of “Other income/(expenses) - net”, are now classified as part of “Finance income/(costs) - net”. The change is considered a more relevant presentation of such items in the income statement since the majority of foreign exchange gains and losses relate to translation differences on foreign currency cash and cash equivalents arising from the initial public offering proceeds.

The reclassification has been adopted retrospectively and the comparative amounts for the three months ended June 30, 2013 have been adjusted accordingly. The impact of the reclassification results in an increase of R1.2 million ($0.1 million) in "Operating profit" with a corresponding additional cost in “Finance income/(costs) - net" of R1.2 million ($0.1 million). Profit before taxation and profit for the period remain unchanged.

4. Earnings per share/ADS data
	South African Rand		United States Dollar
	Three months ended June 30,	Three months ended June 30,	Three months ended June 30,	Three months ended June 30,
	2014	2013	2014	2013
	Unaudited	Unaudited	Unaudited	Unaudited
Earnings per share
Basic (R/$)	0.02	0.04	#	#
Diluted (R/$)	0.02	0.04	#	#
Earnings per American Depositary Share
Basic (R/$)	0.51	1.00	0.05	0.09
Diluted (R/$)	0.50	0.97	0.05	0.09
Attributable adjusted earnings per share
Basic (R/$)	0.02	0.04	#	#
Diluted (R/$)	0.02	0.04	#	#
Adjusted earnings per American Depositary Share
Basic (R/$)	0.52	1.03	0.05	0.10
Diluted (R/$)	0.51	1.00	0.05	0.09
Ordinary shares ('000)
In issue at June 30	787,513	660,213	787,513	660,213
Weighted average	784,696	660,204	784,696	660,204
Diluted weighted average	804,352	679,153	804,352	679,153
American Depositary Shares
In issue at June 30	31,501	26,409	31,501	26,409
Weighted average	31,388	26,408	31,388	26,408
Diluted weighted average	32,174	27,166	32,174	27,166

# Amount less than $0.01

5. Reconciliation of Adjusted Earnings
	South African Rand		United States Dollar
Figures are in thousands unless otherwise stated	Three months ended June 30,	Three months ended June 30,	Three months ended June 30,	Three months ended June 30,
	2014	2013	2014	2013
	Unaudited	Unaudited	Unaudited	Unaudited
Profit for the period attributable to owners of the parent	16,082	26,335	1,516	2,482
Net foreign exchange losses	184	1,211	17	114
Income tax effect on the above component	128	(456)	12	(43)
Adjusted earnings attributable to owners of the parent	16,394	27,090	1,545	2,553

6. Reconciliation of Adjusted EBITDA to Profit for the Period
	South African Rand		United States Dollar
Figures are in thousands unless otherwise stated	Three months ended June 30,	Three months ended June 30,	Three months ended June 30,	Three months ended June 30,
	2014	2013	2014	2013
	Unaudited	Unaudited	Unaudited	Unaudited
Adjusted EBITDA	52,005	65,234	4,902	6,146
Add:
Net realized foreign exchange losses	695	1,080	65	102
Net profit on sale of property, plant and equipment and intangible assets	—	9	—	1

Less:
Depreciation (1)	(13,656)	(10,233)	(1,287)	(964)
Amortization (2)	(11,269)	(14,590)	(1,062)	(1,375)
Share-based compensation costs	(3,021)	(1,309)	(285)	(123)
Net loss on sale of property, plant and equipment and intangible assets	(118)	—	(11)	—
Restructuring costs	—	(2,870)	—	(270)
Litigation costs (3)	(2,108)	—	(199)	—
Operating profit	22,528	37,321	2,123	3,517
Add: Finance income/(costs) - net	1,316	(648)	124	(61)
Less: Taxation	(7,785)	(10,338)	(733)	(974)
Profit for the period	16,059	26,335	1,514	2,482

(1) Includes depreciation of property, plant and equipment (including in-vehicle devices).

(2) Includes amortization of intangible assets (including product development costs).

(3) Costs relating to litigation described in Note 8: Contingent Liabilities - Litigation.

7. Reconciliation of Adjusted EBITDA Margin to Profit for the Period Margin
	Three months ended June 30,	Three months ended June 30,
	2014	2013
	Unaudited	Unaudited
Adjusted EBITDA margin	16.3%	21.9%
Add:
Net realized foreign exchange losses	0.2%	0.3%
Net profit on disposal of property, plant and equipment and intangible assets	—	0.0%
Less:
Depreciation	(4.3%)	(3.4%)
Amortization	(3.5%)	(4.9%)
Share-based compensation costs	(0.9%)	(0.4%)
Net loss on disposal of property, plant and equipment and intangible assets	(0.0%)	—
Restructuring costs	—	(1.0%)
Litigation costs	(0.7%)	—
Operating profit margin	7.1%	12.5%
Add: Finance income/(costs) - net	0.4%	(0.2%)
Less: Taxation	(2.5%)	(3.5%)
Profit for the period margin	5.0%	8.8%

8. Contingent Liabilities

Service agreement

In terms of an amended network services agreement with Mobile Telephone Networks Proprietary Limited (“MTN”), MTN is entitled to claw back payments from MiX Telematics Africa Proprietary Limited in the event of early cancellation of the agreement or certain base connections not being maintained over the term of the agreement. No connection incentives will be received in terms of the amended network services agreement. The maximum potential liability under the arrangement is R56.4 million or $5.3 million. No loss is considered probable under this arrangement.

Litigation

On June 6, 2014, Inthinc Technology Solutions, Inc. (“Inthinc”) commenced a lawsuit in the U.S. District Court, District of Utah, Central Division, against the Group's wholly-owned subsidiary, MiX Telematics North America, Inc. (“MiX North America”) and Charles “Skip” Kinford, whom the Group hired in May 2014 as President and Chief Executive Officer of MiX North America. Inthinc is Mr. Kinford’s previous employer. The claims against MiX North America included misappropriation of trade secrets under Utah state law and tortious interference with contract. The claims against Mr. Kinford include breach of a non-competition agreement and non-disclosure agreement, misappropriation of trade secrets under Utah state law and breach of contract. Inthinc voluntarily dismissed MiX North America without prejudice on June 12, 2014. Mr. Kinford remains a defendant. On June 17, 2014, the Court denied the temporary restraining order sought by Inthinc and entered a corresponding order on June 19, 2014.

On June 12, 2014, Inthinc commenced a lawsuit in the 48th Judicial District of Tarrant County, Texas against MiX North America. Inthinc alleges that MiX North America tortiously interfered with Mr. Kinford's employment agreement and post-employment restrictive covenants and misappropriated unidentified trade secrets when MiX North America hired Mr. Kinford. The Court entered an ex-parte temporary restraining order against MiX North America on June 26, 2014, which was subsequently extended through to the preliminary injunction hearing on August 11, 2014. The Court has issued an expedited discovery order and a confidentiality order.

In each of the lawsuits, Inthinc is seeking injunctive relief and unspecified monetary damages. We believe that MiX North America and Mr. Kinford have meritorious defenses to Inthinc’s claims and intend to vigorously defend the Group and Mr. Kinford against them. However, the Group is in the early stages of this litigation and cannot yet predict its outcome.

Taxation

MiX Telematics International Proprietary Limited (MiX International), a subsidiary of the Group, claims a 150% allowance for research and development spend in terms of section 11D (S11D) of the South African Income Tax Act of 1962 (the Act). As of October 1, 2012, the legislation relating to the allowance was amended. The amendment requires pre-approval of development project expenditure on a project specific basis by the South African Department of Science and Technology (DST) in order to claim a deduction of the additional 50% over and above the expenditure incurred (150% allowance). Since the amendments to S11D of the Act, MiX International had been claiming the 150% deduction resulting in a recognized tax benefit of R8.5 million or $0.8 million. MiX International has complied with the amended legislation by submitting all required documentation to the DST timeously, commencing in October 2012.

In June 2014, correspondence was received from the DST indicating that the research and development expenditure on certain projects for which the 150% allowance was claimed did not constitute qualifying expenditure in terms of the Act. MiX International is currently in the process of formally objecting to the DST’s decision to disallow the expenditure (for which a tax asset benefit of R2.7 million or $0.3 million has been recognized). If the Group is unsuccessful in defending this specific matter, and if the same principles are applied to other projects, the Group may incur an additional taxation expense of up to R8.5 million or $0.8 million relating to the additional 50% claimed, with a corresponding increase in current taxation payable.

9. Share-based payment transaction

In June 2014, the Group entered into an agreement with Edge Gestao Empresarial Ltda. (“Edge”), whereby Edge has been granted a 5% holding in the equity interests of MiX Telematics Serviços De Telemetria E Rastreamento De Veículos Do Brazil Limitada (“MiX Brazil”). At March 31, 2014 Edge held a non-controlling interest in MiX Brazil of 0.0025%. Edge is a Brazilian based investment company controlled by Luiz Munhoz, the Managing Director of MiX Brazil. The increase in the equity interests granted to Edge is in respect of services provided by Luiz Munhoz to MiX Brazil, in his role as Managing Director of MiX Brazil.

The above transaction falls into the ambit of IFRS 2: Share-based payments, and qualifies for recognition as a cash-settled share-based payment. The cost of this share-based payment award recorded during the quarter amounted to R2.0 million ($0.2 million).

CONTACT:
Investor Contact:
ICR for MiX Telematics
Sheila Ennis, 855-564-9835
ir@mixtelematics.com